

May 14, 2013

<u>Via Facsimile</u>
Mr. James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street- Suite 520
Minneapolis, MN 55435

      Re: Apogee Enterprises, Inc.
              Form 10-K for the fiscal year ended March 3, 2012
              Filed April 30, 2012
              File No. 0-6365

Dear Mr. Porter:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker for

                    John Cash
                    Accounting Branch Chief